Exhibit 12.01

El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings from Continuing
Operations (a)	$157,247	$141,333	$99,977	$115,451	$109,220
Fixed Charges (b)
Interest charges	55,104	51,080	50,908	48,813	37,648
Interest portion of rent expense	908	830	929	1,085	1,181
Total Fixed Charges	56,012	51,910	51,837	49,898	38,829
Capitalized Interest	(18,186)	(19,974)	(16,283)	(15,872)	(11,897)
Earnings (c)	$195,073	$173,269	$135,531	$149,477	$136,152
Ratio of Earnings to Fixed Charges	3.5	3.3	2.6	3.0	3.5
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.